UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

911268209

(CUSIP Number)

Bryant R. Riley

B. Riley & Co., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

310-966-1444

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

310-712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. BRC Partners Opportunity Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. B. Riley Diversified Equity Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IV

1.	Names of Reporting Persons. B. Riley Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) BD

1.	Names of Reporting Persons. B. Riley & Co., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. Bryant R. Riley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. B. Riley Financial, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power See Item 5(a)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power See Item 5(a)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) HC

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 19, 2015 (the “First Amendment”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on February 10, 2016 (the “Second Amendment”) and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on May 6, 2016 (the “Third Amendment”), and relates to the common stock, $0.0001 par value (the “Shares”), of United Online, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.

Except as otherwise described herein, the information contained in the Original Schedule 13D, as amended by the First Amendment, the Second Amendment and the Third Amendment, remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D, as amended by the First Amendment, the Second Amendment and the Third Amendment.

The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D as amended by the First Amendment, the Second Amendment and the Third Amendment is hereby amended by adding the following immediately after the tenth full paragraph thereof:

The Merger Agreement was adopted by the Issuer’s stockholders at a special meeting of stockholders on June 29, 2016, and the Merger was consummated on July 1, 2016. In accordance with the Merger Agreement, each outstanding Share, excluding treasury shares and Shares held by BRF and its subsidiaries (other than Shares held for the benefit of customers or other third parties in the ordinary course of business, including Shares held by investment funds) were converted into the right to receive the Per Share Merger Consideration, and Merger Sub merged with and into the Issuer with the Issuer surviving the Merger as a wholly-owned subsidiary of BRF. Pursuant to the terms of the Merger Agreement, the Shares held by BRC were canceled for no consideration. As a result of the Merger, BRF is the sole stockholder of the Issuer.

The Voting Agreements terminated at the closing of the Merger in accordance with their terms.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Original Schedule 13D as amended by the First Amendment, the Second Amendment and the Third Amendment are hereby amended and restated in their entirety as follows:

(a)-(b) As a result of the Merger, BRF is the sole stockholder of the Issuer.

(c) There were no transactions in the common stock of the Issuer by the Reporting Persons during the past 60 days other than as described herein.

(e) On July 1, 2016, the transactions contemplated by the Merger Agreement were consummated and the common stock of the Issuer was delisted from the Nasdaq Global Select Market. The common stock of the Issuer is in the process of being deregistered under the Securities Exchange Act of 1934, as amended. Accordingly, this is an exit filing, and the Reporting Persons’ final amendment to Schedule 13D.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	July 1, 2016

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY DIVERSIFIED EQUITY FUND

By:	B. Riley Capital Management, LLC, its Investment Advisor

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
Name:	BRYANT R. RILEY

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer